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                                                                   EXHIBIT 99.13

                                  NEWS RELEASE



CORONA DEL MAR, CALIFORNIA . . . November 18, 1996: Comprehensive Care Corporation (the "Company") announced that it has commenced an exchange offer, which is being made to the holders of up to 100% of the $9,538,000 outstanding principal amount of its 7-1/2% Convertible Subordinated Debentures Due April 15, 2010 (the "Debentures"). Debenture holders will receive an Offering Circular in connection with the Exchange Offer made by the Company and scheduled to expire December 23, 1996. The Company is offering therein to exchange $580 in cash plus 24 shares of Common Stock for the surrender of each $1,000 of outstanding principal amount of Debentures, including the waiver by the Debenture holder of all interest accrued and unpaid on such principal amount. The Company will deposit with the Exchange Agent, $5.5 million in cash, representing the maximum cash portion of the Exchange Offer, and 228,912 shares of Common Stock, representing the maximum stock portion of the Exchange Offer for delivery upon consummation of the Exchange. Debentures not tendered and exchanged will receive full payment of overdue interest and default interest if the Exchange is consummated.



The Company stated that the terms and conditions of the Exchange Offer are more fully described in the offering circular, copies of which may be obtained from Kerri Ruppert, Secretary, upon request addressed to her c/o Comprehensive Care Corporation, 1111 Bayside Drive, Suite 100, Corona del Mar, CA 92625 or by telephone at 714/222-2273.


In connection with the Exchange Offer, the Company announced that it has also mailed proxy materials to its Debenture holders in connection with the related solicitation of consents to, among other things, rescind the acceleration of all principal and interest due on the Debentures. Consents are solicited from all Debenture holders to the Proposals therein by the Company's management. In addition to receiving the consents being solicited, the consummation of the Exchange Offer is subject to the occurrence of various material conditions, and the occurrence of these conditions cannot be assured.

The foregoing announcement is not a solicitation of any Debenture holder to exchange any Debentures, and such Exchange Offer may only be made pursuant to the offering circular of the Company being distributed to Debenture holders.

The Company will pay no commissions in connection with soliciting exchanges by Debentureholders. The Exchange Offer is being conducted only with the existing Debentureholders and in accordance with Section 3(a)(9) under the Securities Act of 1933, and applicable rules and regulations promulgated thereunder, so that the Company's issuance of up to the maximum of 228,912 shares of Common Stock issuable by the Company to tendering Debentureholders in the Exchange will be exempt from the registration requirements of the Securities Act of 1933.

COMPCARE(R) provides care and care coordination on a contractual or at-risk (managed care) basis of chronic and catastrophic disease to HMOs, hospitals, the government and corporations throughout the United States and its protectorates through its Disease State ManagementSM products.

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